Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

RE:	Alpine Acquisition Corp.

Draft Registration Statement on Form S-1

Filed April 28, 2021

File No. 377-04739

Ladies and Gentlemen:

On behalf of Alpine Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 25, 2021, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted April 28, 2021 General

1.	We note your risk factor on page 36 that you currently intend to combine with Two Bit Circus concurrent with the closing of your initial business combination. Please tell us how you intend to allocate the values of the target businesses in connection with the 80% fair market value test.

We have revised the disclosure on pages 8, 26, 68 and 72 of the Registration Statement to indicate that the fair market value of Two Bit Circus would be excluded from the 80% fair market value test if the Company ultimately determined to consummate a transaction with Two Bit Circus concurrent with the closing of an initial business combination.

* * * * *

Securities and Exchange Commission

July 21, 2021

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kim Schaefer